                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                   Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*


                         C. H. Robinson Worldwide, Inc.
                     --------------------------------------
                                (Name of Issuer)


                                  Common Stock
                     --------------------------------------
                         (Title of Class of Securities)


                                  12541W 10 0
                     -------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting personOs initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following page(s))

                                                               Page 2 of 5 pages
                                  SCHEDULE 13G
                                  ------------


CUSIP NO. 12541W 10 0
         -------------


1.   NAME OF REPORTING PERSON
     D. R. Verdoorn


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (a)  [__]

                                                   (b)  [__]
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION  United States Citizen

                           5.  SOLE VOTING POWER         3,249,312
           NUMBER OF
           SHARES
           BENEFICIALLY    6.  SHARED VOTING POWER               0
           OWNED BY
           EACH
           REPORTING       7.  SOLE DISPOSITIVE POWER    3,249,312
           PERSON
           WITH
                           8.  SHARED DISPOSITIVE POWER          0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,249,312

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                        [__]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     7.9%

12.  TYPE OF REPORTING PERSON*

     IN

                                                               Page 3 of 5 pages

ITEM 1(a).  Name of Issuer
            --------------

            C. H. Robinson Worldwide, Inc.

ITEM 1(b).  Address of Issuer's Principal Executive Offices
            -----------------------------------------------
            8100 Mitchell Road #200
            Eden Prairie, MN  55344

ITEM 2(a).  Name of Person Filing
            ---------------------
            D. R. Verdoorn

ITEM 2(b).  Address of Principal Business Office
            ------------------------------------
            8100 Mitchell Road #200
            Eden Prairie, MN  55344

ITEM 2(c).  Citizenship
            -----------

            United States Citizen

ITEM 2(d).  Title of Class of Securities
            ----------------------------

            Common Stock

ITEM 2(e)   CUSIP Number
            ------------

            12541W 10 0

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:
            ----------------------------------------------------------

     (a)    [ ] Broker or Dealer registered under Section 15 of the Act
     (b)    [ ] Bank as defined in section 3(a)(6) of the Act
     (c)    [ ] Insurance Company as defined in section 3(a)(19) of the Act

                                                               Page 4 of 5 pages

     (d)    [ ] Investment Company registered under section 8 of the
                Investment Advisers Act of 1940

     (e)    [ ] Investment Adviser registered under section 203 of the
                Investment Advisers Act of 1940

     (f)    [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

     (g)    [ ] Parent Holding Company, in accordance with
                (S) 240.13d-1(b)(ii)(G)

     (h)    [ ] Group, in accordance with (S) 240.13d-1(b)(1)(ii)(H)

ITEM 4.   Ownership
          ---------

     (a)  Amount Beneficially Owned
          3,249,312 shares of Common Stock

     (b)  Percent of Class
          7.9%

     (c)  Number of Shares as to Which Such Person Has:

          (i)   sole power to vote or to direct the vote               3,249,312

          (ii)  shared power to vote or to direct the vote                     0

          (iii) sole power to dispose or to direct the disposition of
                                                                       3,249,312

          (iv)  shared power to dispose or to direct the disposition of        0

ITEM 5.   Ownership of Five Percent or Less of a Class
          --------------------------------------------
          Not Applicable

ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person
          ---------------------------------------------------------------
          Not Applicable

ITEM 7.   Identification and Classification of the Subsidiary Which Acquired
          ------------------------------------------------------------------
          the Security Being Reported on By the Parent Holding Company
          -------------------------------------------------------------
          Not Applicable

                                                               Page 5 of 5 pages

ITEM 8.   Identification and Classification of Members of the Group
          ---------------------------------------------------------
          Not Applicable


ITEM 9.   Notice of Dissolution of Group
          ------------------------------
          Not Applicable


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 10, 1998



                              /s/ D. R. Verdoorn
                              ----------------------------------------
                              D. R. Verdoorn